SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of January, 2016

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Release according to Article 26, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution DGAP Voting Rights Announcement: AIXTRON SE

Notification of Major Holdings

1. Details of issuer
AIXTRON SE
Dornkaulstraße 2
52134 Herzogenrath
Germany

2. Reason for notification

X	Acquisition/disposal of shares with voting rights
Acquisition/disposal of instruments
Change of breakdown of voting rights
Other reason:

3. Details of person subject to the notification obligation

Name:	City and country of registered office:
Argonaut capital Partners LLP	4th Floor, 115 George Street, Edinburgh, EH2 4JN
United Kingdom

4. Names of shareholder(s)
holding directly 3% or more voting rights, if different from 3.

5. Date on which threshold was crossed or reached
10.12.2015

6. Total positions

	% of voting rights	% of voting rights	total of	total number of voting
	attached to shares	through instruments	both in %	rights of issuer
	(total of 7.a.)	(total of 7.b.1 +	(7.a. +
		7.b.2)	7.b.)

Resulting	7.66%	%	7.66%	112720355
situation
Previous	%	%	%	/
notification

7. Notified details of the resulting situation
a. Voting rights attached to shares (Sec.s 21, 22 WpHG)

ISIN	absolute	in %
	direct	indirect	direct	indirect
	(Sec. 21 WpHG)	(Sec. 22 WpHG)	(Sec. 21 WpHG)	(Sec. 22 WpHG)
DE000A0WMPJ6	8628989		7.66%	%
Total	8628989	7.66%

b.1. Instruments according to Sec. 25 Abs. 1 Nr. 1 WpHG

Type of	Expiration or	Exercise or conversion	Voting rights	Voting rights
instrument	maturity date	period	absolute	in %
%
		Total		%

b.2. Instruments according to Sec. 25 Abs. 1 Nr. 2 WpHG

Type of	Expiration or	Exercise or	Cash or physical	Voting rights	Voting
instrument	maturity date	conversion period	settlement	absolute	rights in %
%
			Total		%

8. Information in relation to the person subject to the notification obligation

X	Person subject to the notification obligation is not controlled and does itself not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.).
Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:
Name	% of voting rights (if at	% of voting rights through	Total of both (if at
	least held 3% or more)	instruments (if at least held 5% or	least held 5% or more)
more)

9. In case of proxy voting according to § 22 Abs. 3 WpHG

Date of general meeting:
Holding position after general meeting:	% (equals voting rights)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	January 12, 2016	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO